Exhibit 99.1

[EXECUTION VERSION | 10 March]

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of March 10, 2026, between Zeta Network Group, a Cayman Islands exempted company with limited liability (the “Company”), and the purchasers identified on the signature pages hereto (together with its successors and assigns, each, an “Investor” and collectively the “Investors”).

Whereas, subject to the terms and conditions set forth in this Agreement and with respect to the Notes and Warrants, pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder and, with respect to the Underlying Shares, pursuant to an effective Registration Statement under the Securities Act (as such terms are defined below), the Company desires to issue and sell to each Investor, and each Investor desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

Now, Therefore, In Consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Investor agrees as follows:

Article I
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement: (a) capitalized words and terms that are not descriptive and are otherwise defined herein have the meanings given to such terms in the Notes (as defined herein), and (b) the following terms have the meanings set forth in this Section 1.1:

“2026 Reverse Split” means the one-for-100 reverse split of the Common Stock as approved by ordinary resolution of the shareholders of the Company by way of extraordinary general meeting of shareholders of the Company held on 22 January 2026 and by the Company’s Board of Directors on February 10, 2026.

“2026 Reverse Split Date” means March 12, 2026, being the date that the 2026 Reverse Split becomes reflected on the records of the Depository Trust Company and in the trading of the Common Stock on the Principal Market.

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Alternative Conversion Price” shall have the meaning defined in the Notes.

“Beneficial Ownership Limitation” means the applicable beneficial ownership percentage of shares of Common Stock above which an Investor may not convert its Note, exercise its Warrant, or purchase Pre-Delivery Shares, as applicable. Each Investor’s initial Beneficial Ownership Limitation with respect to each of the Investor’s Note, Warrant and Pre-Delivery Shares shall be as selected by the Investor on its signature page hereto in each such case, subject further to the provisions of this Agreement, the Warrant and the Note, as applicable.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York, N.Y. are authorized or required by Laws to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by Law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any Governmental Authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the New York, N.Y. are generally are open for use by customers on such day.

“Charter Documents” means the Memorandum and Articles of Association of the Company, as amended, restated, supplemented or substituted from time to time and adopted by special resolution of the shareholders in accordance with Cayman Islands law.

“Closing” means the First Tranche Closing and the Second Tranche Closing.

“Closing Date” means each of the First Tranche Closing Date and the Second Tranche Closing Date.

“Common Stock” means the Class A ordinary shares of the Company, par value $0.25 per share.

“Common Stock Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company Cayman Counsel” means Conyers Dill & Pearman LLP.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned or held for use by the Company.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to Intellectual Property to which the Company is a party, beneficiary or otherwise bound.

“Company IP Registrations” means all Company Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Company Privacy Policy” means each external or internal, past or present privacy policy or privacy or data security-related policy of Company, as well as any representation, obligation or promise of Company under any contract, relating to: (i) the privacy of customers or users of any Company Products, website, products or services operated by or on behalf of Company; and (ii) the collection, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Customer Data or Personal Information, each as defined.

“Company Products” means all proprietary products and services of the Company that are currently being, or at any time since the Company’s inception have been, offered, licensed, sold, distributed, hosted, maintained, supported or otherwise provided or made available by or on behalf of Company.

“Company Systems” means all Software, and computer hardware, servers, networks, platforms, peripherals, data communication lines and other information technology equipment and related systems, including any outsourced systems and processes, that are owned or used by Company in the conduct of its business as currently conducted.

“Company U.S. Counsel” means Loeb & Loeb LLP.

“Conversion Price” shall have the meaning ascribed to such term in the Notes.

“Conversion Shares” means the shares of Common Stock issuable upon conversion, payment or otherwise pursuant to the Notes.

“Customer Data” means all data, text, content, information or other material uploaded or otherwise transmitted by Company’s customers to, or stored by Company’s customers on or in Company Products or any service of Company.

“Disclosure Schedules” refer to the Schedules attached to this Agreement.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York, N.Y. time) and before midnight (New York, N.Y. time) on any Trading Day, 9:01 a.m. (New York, N.Y. time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York, N.Y. time) and 9:00 a.m. (New York, N.Y. time) on any Trading Day, no later than 9:01 a.m. (New York, N.Y. time) on the date hereof.

“Equity Conditions” has the meaning set forth in the Notes.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(aa).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, except as apparent from the context.

“Exclusive Action(s)” shall have the meaning ascribed to such term in Section 5.9(b).

“Exempt Issuance” means the issuance of (a) shares of Common Stock or options not to exceed 10% of the shares of Common Stock outstanding at any given time to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, and (b) securities upon the exercise or exchange of or conversion of (i) any Securities issued hereunder, (ii) any warrants issued to the Placement Agent in connection with the transactions pursuant to this Agreement and any securities upon exercise of such warrants so issued to the Placement Agent, or (iii) other securities exercisable or exchangeable for or convertible into shares of Common Stock issued and outstanding on the date of this Agreement (without regard to any vesting requirements), provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities.

“First Tranche” means the issuance of up to $6,000,000 in face value of Notes and Warrants issuable in accordance with Article II of this Agreement. All references to “$” or “dollars” herein and in any other Transaction Document means United States dollars.

“First Tranche Closing” means the Closing of the First Tranche.

“First Tranche Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Investor’s obligations to pay each portion of the Subscription Amount as to the First Tranche Closing and (ii) the Company’s obligations to deliver the Securities to be issued and sold in the First Tranche Closing, in each case, have been satisfied or waived.

“First Tranche Notes” means the Senior Secured Convertible Notes to be issued by the Company to the Investors hereunder at the First Tranche Closing, in the form of Exhibit A attached hereto.

“First Tranche Warrants” means the Common Stock Purchase Warrants to be delivered to the Investors hereunder in the First Tranche Closing in the form of Exhibit C attached hereto.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Fixed Conversion Price” has the meaning ascribed to such term in the Notes.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Governmental Authority” means any federal, state, county, territorial, local, municipal or other government or political subdivision thereof, whether domestic or foreign, and any agency, authority, commission, ministry, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other Person exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to any such government.

“Guarantee Agreement” means the Guarantee Agreement, dated the date hereof, among the Company, its Subsidiaries and the Investor, in the form of Exhibit A attached hereto.

“Indebtedness” means (a) any liabilities of the Company including all Subsidiaries for borrowed money or amounts (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations of the Company including all Subsidiaries in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the footnotes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (c) the present value of any lease payments of the Company including all Subsidiaries due under leases required to be capitalized in accordance with GAAP; and (d) transactions relating to the sale of any existing or future sales of accounts receivables including merchant cash advances or sales of future accounts receivable of the Company including all Subsidiaries;

“Intellectual Property” means all intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content, social media accounts, including but not limited to X (formerly Twitter) and Facebook and the content found thereon and related thereto, and URLs; (c) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, data, databases, and data collections, and confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f ) Software.

“Investor Party” shall have the meaning ascribed to such term in Section 4.10.

“Key Executives” means all of the Company’s officers and directors as of the date hereof.

“Laws” with respect to a Person means any federal, state, territorial, local, municipal, or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Authority applicable to such Person or any of its Subsidiaries, including its respective business and operations.

“Lead Investor” means the Investor indicated as “Lead Investor” on Schedule 1.1.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(b).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Maximum Rate” shall have the meaning ascribed to such term in Section 5.18.

“Nason Yeager” means Nason, Yeager, Gerson, Harris & Fumero, P.A. counsel to the Lead Investor.

“Note” and “Notes” means any of the First Tranche Notes and the Second Tranche Notes, as applicable.

“Open Source Software” means any Software or Intellectual Property that is distributed as “free” or “open source” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (http://opensource.org/osd) including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License and BSD Licenses.

“Participation Maximum” shall have the meaning ascribed to such term in Section 4.12(a).

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, exempted company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Personal Information” means: (i) a natural person’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers or any other piece of information that allows the identification of or contact with a natural person and for greater certainty includes all such information with respect to employees, (ii) data collected from an IP address, unique device identifier or MAC address, web beacon, pixel tag, ad tag, cookie, local storage object, software, or by any other means, or from a particular computer, web browser, mobile device, or other device or application, where such data (a) is collected from a particular computer or device regarding online activities; or (b) is or may be used to identify or contact an individual or device or application, to predict or infer the preferences, interests, or other characteristics of the device or application or of a user of such device or application, or to target advertisements or other content to a device or application, or to a user of such device or application, and (iii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing. Personal Information also includes any information not listed in (i), (ii) or (iii) above if such information is defined as “personal data”, “personally identifiable information”, “individually identifiable health information,” “protected health information,” or “personal information” under any Law.

“Placement Agent” means Maxim Group LLC.

“Pre-Delivery Shares” means shares of Common Stock issuable to the Investors at each Closing in accordance with Article II of this Agreement and as more specifically provided in Section 4.14 of this Agreement and Section 4.4 of the Notes and Section 5(b) of the Warrants.

“Pre-Notice” shall have the meaning ascribed to such term in Section 4.12(b).

“Principal Amount” means, as to each Investor, the amounts set forth below such Investor’s signature block on the signature pages hereto next to the heading “Principal Amount,” in United States Dollars.

“Principal Market” means The Nasdaq Capital Market.

“Principal Market Rules” means the rules and regulations of the Principal Market.

“Pro Rata Portion” has the meaning set forth in Section 4.12(e).

“Prospectus” means the final base prospectus filed for the Registration Statement.

“Prospectus Supplement” means the supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the SEC and delivered by the Company to each Investor at the applicable Closing.

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.3(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.3(b).

“Registration Statement” means the effective registration statement on Form F-3 (File No. 333-292327) covering the offer, sale and issuance of the Underlying Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Required Holders” means (i) prior to the First Tranche Closing Date, each Investor and (ii) on or after the First Tranche Closing Date, holders of at least a majority of the aggregate Principal Amount of Notes then outstanding.

“Required Minimum” means, as of any date, the 300% of the maximum aggregate number of shares of Common Stock then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Underlying Shares issuable upon exercise in full of all Warrants or conversion in full of all Notes (including Underlying Shares issuable as payment of interest on the Notes), ignoring any conversion or exercise limits set forth therein (including, without limitation, the Floor Price or the Event Market Price (each as defined in the Notes)), and assuming that (i) the Conversion Price is at all times on and after the date of determination equal to 20% of the closing price of the Common Stock as of the most recent Closing Date and (ii) for the Warrants, the Underlying Shares equals the product of the number of Warrant Shares multiplied by the VWAP, divided by 20% of the closing price of the Common Stock as of the most recent Closing Date.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

“Rule 424” means Rule 424 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.

“Schedule” refers to the Disclosure Schedules.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Second Tranche” means the issuance of up to $4,000,000 in face value of Notes and Warrants issuable in accordance with Article II of this Agreement.

“Second Tranche Closing” means the Closing of the Second Tranche.

“Second Tranche Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Investor’s obligations to pay each portion of the Subscription Amount as to the Second Tranche Closing and (ii) the Company’s obligations to deliver the Securities to be issued and sold in the Second Tranche Closing, in each case, have been satisfied or waived.

“Second Tranche Note” means the Senior Secured Convertible Note to be issued by the Company to the Investor hereunder in the Second Tranche Closing in the form of Exhibit A attached hereto.

“Second Tranche Warrants” means the Common Stock Purchase Warrants to be delivered to the Investors hereunder in the Second Tranche Closing in the form of Exhibit C attached hereto.

“Securities” means the Notes and the Warrants.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shareholder Approval” means such approval as may be required by the Principal Market Rules and/or applicable Law from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including the issuance of all of the Underlying Shares underlying the Securities in excess of 19.99% of the issued and outstanding Common Stock on the First Tranche Closing Date.

“Software” means any and all computer software and code, including all new versions, updates, revisions, improvements and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software (including mobile apps), firmware, middleware, programming tools, scripts, routines, interfaces, architecture, schematics, records, libraries, and data, databases and data collections, and all related specifications and documentation, including developer notes, comments and annotations, user manuals and training materials relating to any of the foregoing.

“Subscription Amount” means, as to each Investor, the aggregate amount to be paid for each Note and Warrants purchased hereunder as specified below the Investor’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds, which Subscription Amount shall be 90% of the Principal Amount.

“Subsequent Financing” shall have the meaning ascribed to such term in Section 4.12(a).

“Subsequent Financing Notice” shall have the meaning ascribed to such term in Section 4.12(b).

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a) and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“to the Knowledge of the Company,” “to the Company’s Knowledge” and similar words and phrases relating to the Company’s “Knowledge” means the actual knowledge of any of the Key Executives of the Company upon reasonable investigation.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE American, the New York Stock Exchange the OTCQX, the OTCQB or the Pink Open Market (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Notes, the Warrants, the Guarantee Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Transhare Corporation, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Underlying Shares” means the Warrant Shares and the Conversion Shares (including Pre-Delivery Shares used therefor), in each case without respect to any limitation or restriction on the conversion of the Notes or the exercise of the Warrants.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.13(a).

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York, N.Y. time) to 4:02 p.m. (New York, N.Y. time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on the Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Investors and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrants” means, collectively, First Tranche Warrants and the Second Tranche Warrants.

“Warrant Shares” means the shares of Common Stock issuable upon exercise of the Warrants.

Article II

PURCHASE AND SALE

2.1 Closing.

(a) First Tranche Closing. On the First Tranche Closing Date, provided that the Equity Conditions shall be satisfied as of such date, and upon the terms and subject to the conditions set forth herein, no sooner than the 2026 Reverse Split Date, the Company agrees to sell, and each Investor, severally and not jointly, agrees to purchase, an aggregate of (i) $6,000,000 of Principal Amount of the First Tranche Notes and (ii) the First Tranche Warrants. On the First Tranche Closing Date, each Investor shall deliver to the Company, via wire transfer, immediately available funds equal to such Investor’s Subscription Amount as to the First Tranche Closing as set forth on the signature page hereto executed by the Investor, and the Company shall deliver to the Investor the Investor’s First Tranche Note and First Tranche Warrants, as determined pursuant to Section 2.2, and the Company and each Investor shall deliver the other items set forth in Section 2.2 deliverable at the First Tranche Closing. The First Tranche Closing shall occur remotely by electronic transfer of applicable Transaction Documents.

(b) Second Tranche Closing. Subject to the terms and conditions set forth herein, the Second Tranche Closing shall occur on the first Trading Day following 60 days after the 2026 Reverse Split Date, upon which date, provided that the Equity Conditions shall be satisfied, and the Par Value Reduction has occurred and upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and each Investor, severally and not jointly, agrees to purchase, an aggregate of (i) $4,000,000 of Principal Amount of the Second Tranche Notes and (ii) the Second Tranche Warrants. On the Second Tranche Closing Date, each Investor shall deliver to the Company, via wire transfer, immediately available funds equal to such Investor’s Subscription Amount as to the Second Tranche Closing as set forth on the signature page hereto executed by the Investor, and the Company shall deliver to the Investor the Investor’s Second Tranche Note and Second Tranche Warrants, as determined pursuant to Section 2.2, and the Company and each Investor shall deliver the other items set forth in Section 2.2 deliverable at the Second Tranche Closing. The Second Tranche Closing shall occur remotely by electronic transfer of applicable Transaction Documents. Notwithstanding anything herein top the contrary, the obligation of each Investor to purchase Securities in and fund the Second Tranche shall be subject to the following additional conditions being satisfied as of the Second Tranche Closing Date: (i) the outstanding Principal and accrued and unpaid interest under the First Tranche Notes shall be less than $2,000,000 in the aggregate, (ii) no Event of Default (as defined in the Notes) shall have occurred or be continuing under any of the First Tranche Notes, and (iii) the Company’s Common Stock shall have a market capitalization of at least $10,000,000 calculated by multiplying the closing price of the Common Stock by the number of shares of Common Stock outstanding excluding Pre-Delivery Shares.

(c) Notwithstanding anything herein to the contrary, with respect to each Closing, the obligation of each Investor to purchase the Securities shall be subject to an effective Registration Statement registering the offer, sale and issuance of the Securities, Pre-Delivery Shares and Underlying Shares.

2.2 Deliveries.

(a) On or prior to each Closing Date, the Company shall deliver or cause to be delivered to each Investor the following, which deliveries shall be provided with respect to each Closing except where otherwise expressly provided:

(i) as to the First Tranche Closing, this Agreement duly executed by the Company;

(ii) a legal opinion of Company Cayman Counsel and Company U.S. Counsel, each dated as of the applicable Closing Date, in a form reasonably acceptable to the Investor which shall include, without limitation, an opinion concerning the registration of the offer, sale and issuance of the Securities and Underlying Shares to the Investor pursuant to the Registration Statement and Prospectus Supplement;

(iii) the Prospectus and Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act);

(iv) a Note registered in the name of the Investor with the Principal Amount reflected on the Investor’s signature page;

(v) a number of Warrants determined by dividing 50% of the Principal Amount of the applicable Note issued in the applicable Closing by the daily VWAP as of the Trading Day immediately prior to the applicable Closing Date (as adjusted for the 2026 Reverse Split);

(vi) a number of Pre-Delivery Shares determined by dividing 33.3% of the Principal Amount of the applicable Note issued in the applicable Closing by the last sale price of the Common Stock on the Trading Day immediately prior to the applicable Closing Date (as adjusted for the 2026 Reverse Split), registered in the name of the Investor as reflected on each Investor’s signature page, together with a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver the Pre-Delivery Shares free of any restrictive or trading legend on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”), subject to the applicable Beneficial Ownership Limitation selected by the Investor for the Pre-Delivery Shares and to Section 4.14;

(vii) the Company shall have provided the Investor with the Company’s wire instructions, on Company letterhead and executed by the Chief Executive Officer or Chief Financial Officer;

(viii) the Guarantee Agreement duly executed by the parties thereto, including the Company and each Subsidiary in favor of the Investor;

(ix) a letter executed by the Company and the Transfer Agent reserving the Required Minimum for the benefit of the Investor;

(x) an officer’s certificate certifying that the representations and warranties of the Company in this Agreement are true and correct as of the applicable Closing Date as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the applicable Closing Date under any Transaction Documents and no Event of Default (as defined in the Notes) has occurred;

(xi) a good standing certificate or its equivalent of the Company and each of its Subsidiaries in each such entity’s jurisdiction of formation or incorporation issued by the relevant competent local government authority or registrar of companies or entities as applicable, to the extent that they are available in such jurisdiction as of a date within 10 days of the applicable Closing Date;

(xii) subordination agreements entered into with holders of outstanding Indebtedness in form satisfactory to the Investor providing for the Indebtedness to be subordinate in right of payment to the Indebtedness evidenced by the Notes;

(xiii) a copy of the Charter Documents (or such equivalent organizational document) of the Company;

(xiv) an officer’s certificate, in the form acceptable to the Investor, executed by an officer of the Company and dated as of the applicable Closing Date, as to the resolutions adopted by the Company’s Board of Directors authorizing the transactions contemplated hereby in a form reasonably acceptable to the Investor;

(xv) a letter from the Transfer Agent certifying the number of shares of Common Stock outstanding on the applicable Closing Date immediately prior to the applicable Closing;

(xvi) a copy of the application for the listing of the Underlying Shares on the Principal Market; and

(xvii) a copy of the letter from the Company’s Cayman Islands counsel to the Principal Market confirming that the Company is not required to obtain Shareholder Approval with respect to this Agreement and the transactions contemplated hereby pursuant to the laws of the Cayman Islands and the Rules of the Principal Market.

(b) On or prior to each Closing Date, each Investor shall deliver or cause to be delivered to the Company, the following, which deliveries shall be provided with respect to each Closing except where otherwise expressly provided:

(i) as to the First Tranche Closing, this Agreement duly executed by the Investor;

(ii) the Guarantee Agreement duly executed by the Investor; and

(iii) the Investor’s Subscription Amount by wire transfer to the account specified in writing by the Company.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with each Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the applicable Closing Date of the representations and warranties of the Investor contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Investor that are required to be performed at or prior to the applicable Closing Date shall have been performed; and

(iii) the delivery by the Investor of the items set forth in Section 2.2(b) of this Agreement.

(b) The obligations of each Investor hereunder in connection with each Closing are subject to the following conditions being met:

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the applicable Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the applicable Closing Date shall have been performed;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof;

(v) the Company shall not be in default in the payment of any Indebtedness or other obligations, and there shall not have been any material adverse change in the Company’s ability to repay any outstanding Indebtedness or other obligations as they come due;

(vi) from the date hereof to the applicable Closing Date, the SEC has not instituted a preliminary inquiry or issued an Order of Investigation with respect to or relating to the Company, trading in the Common Stock shall not have been suspended by the SEC or the Principal Market and, at any time prior to the applicable Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Investor, makes it impracticable or inadvisable to purchase the Securities at the applicable Closing;

(vii) the Company shall have submitted to the Principal Market an application for the listing of the Underlying Shares on the Principal Market, a copy of which shall have been provided to the Investors

(viii) the Principal Market shall have raised no objection with respect thereto;

(ix) no Laws been enacted, entered, promulgated or endorsed by any court of competent jurisdiction or Governmental Authority that prohibits the consummation of any of the transactions contemplated hereby;

(x) the Equity Conditions (as defined in the Note) shall have been met; and

(xi) (A) the United States Congress shall not have adopted or enacted any Law, (ii) The President of the United States has not issued an Executive Order, (B) no cabinet level department of the United States shall have issued a proposed or final rule or regulation, and (C) neither the SEC nor the Trading Market shall have issued a proposed or final rule or regulation, which Law, Executive Order or rule or regulation has the effect of limiting or banning trading by United States residents or citizens in the securities of companies which have their operations in the Hong Kong, Kazakhstan, the Cayman Islands or any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner.

(c) On or prior to the Second Closing Date, the Company shall have delivered to the Investors a certified copy of the Company’s Memorandum and Articles of Association reflecting that the Par Value Reduction has occurred and is effective.

Article III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Investor, which representations shall be true and correct on each respective Closing Date and shall apply to the Company and its Subsidiaries except where apparent from the context. Any reference to the Company and its Subsidiaries shall not be construed to modify the prior sentence:

(a) Subsidiaries. All of the direct and indirect significant subsidiaries of the Company are set forth on Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock, shares or other equity interests of each Subsidiary, except as disclosed in Schedule 3.1(a), free and clear of any Liens, except for Liens created under the Transaction Documents, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded. The contractual arrangements pursuant to which the Company operates its business in the Hong Kong, Kazakhstan, the Cayman Islands or any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner are valid and binding obligations on the parties thereto, and sufficient to operate the Company’s business as presently conducted and contemplated in accordance with applicable Laws, and to the Company’s Knowledge, there has been no breach or threatened breach of any such contractual arrangement.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, registration or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, memorandum and articles of association, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Action has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable Laws.

(d) No Conflicts.

(i) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, memorandum of association and articles of association, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any Law to which the Company or a Subsidiary is subject (including federal and state securities Laws), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries is engaged in, directly or indirectly, and none of the Company’s nor any Subsidiary’s operations, activities or assets entail or involve, directly or indirectly, a “covered activity” within the meaning of that certain Final Rule adopted by the United Stated Department of Treasury pursuant to Executive Order 14105 of August 9, 2023 “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” (31 CFR Part 850) (the “Final Rule”), such that the transactions contemplated by this Agreement and the other Transaction Documents do not and will not constitute a “prohibited transaction” or a “notifiable transaction” within the meaning of the Final Rule. Neither the Company nor any Subsidiary has any present intention or plan to engage in any such covered activity, and the Company covenants and agrees not to, and to cause its Subsidiaries not to, engage in any such covered activity.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.6 of this Agreement, (ii) the filings with the SEC pursuant to or in connection with this Agreement and the other Transaction Documents, and (iii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Underlying Shares for trading thereon in the time and manner required thereby (collectively, the “Required Approvals”). The Company is not and will not be required to obtain Shareholder Approval in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby.

(f) Issuance of the Securities; Registration.

(i) The Securities and the Underlying Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents or by Laws. The Underlying Shares, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and non-assessable, free and clear of all Liens imposed by the Company other than, with respect to the Notes, restrictions on transfer provided for in the Transaction Documents or by Laws. The Company has reserved from its duly authorized capital stock a number of shares of Common Stock for issuance of the Underlying Shares at least equal to the Required Minimum on the date hereof.

(ii) The Company has prepared and filed the Registration Statement in conformity with the requirements of the Securities Act, which Registration Statement became effective on January 5, 2026, including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement. The Company was at the time of the filing of the Registration Statement eligible to use Form F-3. The Company is eligible to use Form F-3 under the Securities Act and it meets the transaction requirements with respect to the aggregate market value of securities being sold pursuant to this offering and during the 12 calendar months prior to this offering, as set forth in all applicable General Instructions to Form F-3. The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus and Prospectus Supplement has been issued by the SEC and no proceedings for that purpose have been instituted or, to the Knowledge of the Company, are threatened by the SEC. The Registration Statement registers the offer, sale and issuance of all Underlying Shares contemplated hereby and by the Notes. The Registration Statement has a sufficient quantity of registered and unsold securities available under it to cover the offer, sale and issuance of all Underlying Shares contemplated by the Transaction Documents. The Company, if required by the rules and regulations of the SEC, shall file the Prospectus Supplement with the SEC pursuant to Rule 424(b) in connection with the transactions contemplated by this Agreement and the other Transaction Documents. At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the applicable Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was issued and at the applicable Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. All references to amendments or supplements in this Section 3.1(f) include the Prospectus Supplement.

(g) Capitalization. The capitalization of the Company as of the date hereof is as set forth on Schedule 3.1(g), which Schedule shall also include the number of shares of Common Stock owned beneficially, and of record, by Affiliates of the Company as of the date hereof. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than as disclosed in Schedule 3.1(g) or pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of shares of Common Stock to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Stock Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents or capital stock of any Subsidiary, other than as disclosed in the Schedule 3.1(g). The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue shares of Common Stock or other securities to any Person (other than the Investors). There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all federal and state securities Laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any stockholder, the Board of Directors or others is required for the issuance and sale of the Securities. Except as disclosed in Schedule 3.1(g), there are no outstanding shares of Common Stock or shares of Common Stock underlying Common Stock Equivalents that are, or that upon issuance including upon any conversion, exchange, exercise, or other action would be, eligible for public sale or resale by the holders thereof pursuant to an effective registration statement under the Securities Act or under an available exemption from the registration requirements of the Securities Act as of the date hereof and within the next six months, including, without limitation pursuant to Section 3(a)(9) of the Securities Act or Rule 144 under the Securities Act. No holder of any such securities has given notice to the Company of, and the Company has no knowledge of, an intent by any such holders to sell any shares of Common Stock held by or issuable to any such holder, nor has the Company received any legal opinion or inquiry in connection with the removal of restricted legends from any such outstanding or issuable shares of Common Stock. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company’s shareholders other than as disclosed in Schedule 3.1(g).

(h) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by Law or regulation to file such material) together with the Prospectus and Prospectus Supplement (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received or obtained a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the footnotes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the SEC any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities Laws at the time this representation is made or deemed made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(j) Litigation. Other than as disclosed in any SEC Report, there is no action, lawsuit, inquiry, notice of violation, proceeding, preliminary inquiry or investigation (however any Governmental Authority may call such matter) pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any Governmental Authority (any, an “Action”) that has resulted in or might be reasonably expected to result in material liability to the Company or any Subsidiary. None of the Actions disclosed in SEC Reports adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities Laws or a claim of breach of fiduciary duty. There has not been, and to the Knowledge of the Company, there is not pending or contemplated, any preliminary inquiry or investigation by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Securities Act or the Exchange Act.

(k) Labor Relations. No labor dispute exists or, to the Knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the Knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all Laws relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance has not resulted in or would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Company’s Knowledge:

(i) no allegations of sexual harassment, sexual misconduct or discrimination, whether such discrimination arises from race, ethnic background, sex, gender status, age or otherwise (“Misconduct”) have been made involving any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries; and

(ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of Misconduct by any current or former director, officer, employee, or independent contractor of the Company or any of its Subsidiaries.

(l) Compliance.

(i) Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other Governmental Authority or (iii) is or has been in violation of any Law of any Governmental Authority, including without limitation all foreign, federal, state and local Laws relating to taxes, insurance, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(ii) Without limiting the generality of the foregoing, the Company has maintained, and has implemented reasonable policies, measures and infrastructure to maintain, compliance with Laws related to the administration or involvement in the provision of Company Products and the Company’s operations and activities generally, and the Company and its Subsidiaries are in compliance with all Laws applicable thereto, except as could not have or reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have not otherwise experienced and have no Knowledge of any pending, threatened or potential development with respect to such Laws or the Governmental Authorities that enact, promulgate and enforce them, that has resulted in or could be reasonably be expected to result in any Material Adverse Effect, including without limitation: (A) the International Tax Co-operation (Economic Substance) Act (as implemented and enforced in the Cayman Islands), and (B) Law on Digital Assets of the Republic of Kazakhstan and related Laws and interpretations issued by the Astana International Financial Centre (AIFC), and in each case such similar or related Laws of other jurisdictions in which the Company or any of its Subsidiaries operates or is present in any manner or to which any such Person is otherwise subject. This Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby do not and will not result in any violation or non-compliance of any Laws applicable to the Company or any Subsidiary, except as could not have or reasonably be expected to result in a Material Adverse Effect. The Company’s corporate structure is not outlawed, disallowed, or otherwise regulated in the Hong Kong, Kazakhstan, the Cayman Islands or any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner.

(m) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including Laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each of clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of Actions relating to the revocation or modification of any Material Permit.

(o) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance. The Company’s assets are and will be sufficient to conduct its operations as presently conducted and as proposed to be conducted as of the date hereof and as of the applicable Closing Date.

(p) Intellectual Property.

(i) Schedule 3.1(p) lists all (1) Company IP Registrations and (2) Company Intellectual Property, including Software, that is not registered that, in each case, is material to the Company’s business or operations. Except as could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (x) all required filings and fees related to the Company IP Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Company IP Registrations are otherwise in good standing, and (y) there are no actions that must be taken by the Company (or any third party on the Company’s behalf) prior to the applicable Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company IP Registrations. To the Company’s Knowledge, there are no facts or circumstances that would render any Company IP Registrations invalid or unenforceable. To the Company’s Knowledge, there has been no misrepresentation or failure to disclose any fact or circumstances in any application for any Company IP Registrations that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company IP Registrations. Each Company IP Agreement is valid and binding on the Company in accordance with its terms and is in full force and effect, and neither the Company, nor to the Company’s Knowledge any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of breach or default of or any intention to terminate, any Company IP Agreement, except, in each case, as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) Other than as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company is the sole and exclusive legal and beneficial, and with respect to the Company IP Registrations, record owner of all right, title and interest in and to the Company Intellectual Property, or has the valid right to use all other Intellectual Property used in or necessary for the conduct of the Company’s current business or operations, in each case, free and clear of Liens.

(iii) To the Company’s Knowledge, the conduct of the Company’s business as currently and formerly conducted, and the Company Products and related processes and infrastructure, have not infringed, misappropriated, diluted or otherwise violated, and do not and will not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. To the Company’s Knowledge, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Company Intellectual Property.

(iv) There are no Actions (including any oppositions, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license or inquiries regarding the need to obtain a license): (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Company; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company’s rights with respect to any Company Intellectual Property; or (iii) by the Company or any other Person alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property, in each case as could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not subject to any outstanding or prospective governmental order (including any motion or petition therefor) that does or would restrict or impair the use of any Company Intellectual Property.

(q) Company Products; Proprietary Software. All Company Products are fully transferable, alienable or licensable by the Company without restriction and without payment of any kind to any third party. The Company has not transferred ownership of, or granted any exclusive license of (or exclusive right to use), or authorized the retention of any exclusive rights to use or joint ownership of, any Company Product or any related Software or other Intellectual Property to any other Person. The Company is not subject to any Company IP Agreement (other than with respect to current customers pursuant to the Company’s standard form of customer agreement entered into in the ordinary course of business) that includes any unperformed obligations that require the Company to develop any Software or other Intellectual Property, including any enhancements or customizations that are part of or used in connection with the Company Products (collectively, “Customizations”), and the Company owns and will continue to own all right, title and interest in and to all such Customizations developed by the Company.

(r) Source Code. The Company is in actual possession of and has exclusive control over a complete and correct copy of the source code for all Software included in the Company Intellectual Property. As of the date hereof, there has been no unauthorized theft, reverse engineering, decompiling, disassembling or other unauthorized disclosure of or access to any source code for any Company Product.

(s) Open Source Software. The Company has not used any Open Source Software in a manner that does, will or would reasonably be expected to, require the Company or any other Person to (A) disclose or distribute the source code of the Software of any Company Product, (B) license or otherwise offer or distribute any Company Product on a royalty-free basis, or (C) grant any patent license, non-assertion covenant or, rights to modify, make derivative works based on, decompile, disassemble or reverse engineer or any other rights to any Company Product or Company Intellectual Property.

(t) Conformance with Specifications; Defects; Malicious Code.

(i) All Company Products conform in all material respects to all applicable warranties in all contracts with customers.

(ii) To the Company’s Knowledge, none of the Company Products contain any bug, defect or error that materially adversely affects the functionality or performance of such Company Product against its applicable specifications.

(iii) To the Company’s Knowledge, none of the Company Products, and no other Software used in the provision of any Company Product or otherwise in the operation of its business, contains any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or other device or code (“Malicious Code”) designed or intended to, or that could reasonably be expected to, (A) disrupt, disable, harm or otherwise impair the normal and authorized operation of, or provide unauthorized access to, any computer system, hardware, firmware, network or device on which any Company Product or such other Software is installed, stored or used, or (B) damage, destroy or prevent the access to or use of any data or file without the user’s consent. The Company has taken reasonable steps designed to prevent the introduction of Malicious Code into the Company Products.

(u) IT Systems.

(i) To the Company’s Knowledge, the Company Systems are reasonably sufficient for the needs of the Company’s business as currently conducted, including as to capacity, scalability, and ability to process current and anticipated peak volumes in a timely manner, and the Company Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all Software, in each case as necessary for the conduct of the Company’s business as currently conducted.

(ii) Since its inception, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any Company Systems, that has resulted in or could reasonably be expected to result in any: (A) substantial disruption of or interruption in or to the use of such Company Systems or the conduct of the Company’s business; (B) material loss, destruction, damage or harm of or to Company or its operations, personnel, property or other assets; or (C) material liability of any kind to the Company. The Company has taken reasonable actions, consistent with applicable industry best practices in the Company’s industry, to protect the integrity and security of the Company Systems and the data and other information stored thereon.

(iii) The Company maintains commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities, has acted in material compliance therewith, and has tested such plans and procedures on a regular basis, and such plans and procedures have been proven effective in all material respects upon such testing.

(v) Data Privacy and Protection; Cybersecurity.

(i) The Company has not suffered a material non-compliance with Company Privacy Policies or with all applicable Laws and contracts to which it is a party relating to: (A) the privacy of customers or users of the Company Products, any website, product or service operated by or on behalf of the Company; and (B) the collection, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Customer Data or Personal Information by the Company or by third parties having authorized access to the records of the Company, with respect to each of (A) and (B) in all material respects. No claims have been asserted or, are threatened against the Company alleging a violation of any person’s privacy, confidentiality or other rights under any Company Privacy Policy, under any contract, or under any Law relating to any Customer Data or Personal Information. With respect to any Customer Data and Personal Information, the Company has taken commercially reasonable measures (including implementing and monitoring compliance with respect to technical and physical security) designed to safeguard such data against loss and against unauthorized access, use, modification, disclosure or other misuse. There has been no unauthorized access to or other misuse of any Customer Data and Personal Information. The Company has not received any complaint from any Person (including any action letter or other inquiry from any Governmental Authority) regarding the Company’s collection, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of Customer Data or Personal Information. There have been no facts or circumstances that would require Company to give notice to any customers, suppliers, consumers or other similarly situated Persons of any actual or perceived data security breaches pursuant to an applicable Laws requiring notice of such a breach.

(ii) Without limiting the generality of the foregoing, the Company is compliant with all Laws relating to data privacy and data protection, and the collection, storage, maintenance and transmission of personal data and health information, including, without limitation, the (A) the European General Data Protection Regulation, and (C) all other applicable Laws relating to cybersecurity, data privacy and protection and/or Customer Data or Personal Information. The Company is compliant with the agreements, terms and policies of, and has not reason to believe that it will not continue to have access to, the third party data hosting and transmission services and infrastructure it utilizes or anticipates utilizing in its operations as presently conducted or planned, including without limitation, Amazon Web Services, Google Cloud and Microsoft Azure Cloud.

(iii) The Company has complied with the SEC’s rules related to cybersecurity risks and related disclosures.

(w) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(x) Cryptocurrency Matters.

(i) The Company and its Subsidiaries in conducting its cryptocurrency mining, pooling and exchanges, do not solely on behalf of third-parties: (i) receive or obtain actual or constructive possession or control of money, funds, virtual currency or digital assets, stored or prepaid value or other form of value that substitutes for money for the purpose of transmitting the same, including by possessing or controlling private cryptographic keys or any portions thereof associated with virtual currency or digital assets of any third-party, (ii) execute orders for the purposes identified in the foregoing clause (i), (iii) advertise, solicit or hold itself out as providing any form of money services or transmission business or virtual currency business or (iv) act as the agent for the purpose of performing any of the activities described in the foregoing clauses (i), (ii) or (iii). The Company has binding contracts and obligations enforceable against third parties and customary in the industry and geographic location of its mining activities providing for the Company’s purchase, access to and management of power or energy, for its cryptocurrency mining activities and operations.

(ii) The Company owns or has the exclusive ability to access, including by use of “private keys” or other equivalent means, the (A) cash on hand, or cash held in crypto-currency wallets or similar mediums of custody for crypto-currencies and other tokens and digital assets or exchange accounts, (B) cash equivalents, (C) cryptocurrencies, tokens, digital assets and other asset equivalents and (C) assets held in accounts other than any cryptocurrencies, tokens, digital asset and other asset equivalents, in each case in all material respects.

(iii) The Company deposits substantially all of its cryptocurrencies and related assets, including any digital assets mined, in mining pools or digital wallets held or operated by the Company. There are no Liens on, or rights of any person to, digital wallets or the cryptocurrencies or digital assets contained in such digital wallets. The Company has taken commercially reasonable steps to protect digital wallets and assets held therein, including by adopting security protocols to prevent, detect and mitigate inappropriate or unauthorized access to digital wallets and assets held therein.

(iv) The Company has the exclusive ability to control, including by use of “private keys” or other equivalent means or through custody arrangements or other equivalent means, all of the cryptocurrencies, blockchain-based tokens, and other blockchain asset equivalents applicable to the business of the Company. The Company has not taken any actions where it owns a substantial portion of all outstanding tokens in the then existing issued and circulating supply of such tokens on a blockchain to effectuate change through the governance process of that relevant blockchain that could reasonably foreseeably disrupt the continued existence, validity, legality, governance or public availability of the relevant blockchains.

(v) If and to the extent that the Company participates in third-party mining pools, it does so under standard pooling arrangements, with pool distribution based on proportional share of submitted work, all units configured with stratum settings tied to the Company’s unique user credentials, for attribution of compute contributions and payout receipts, no units are leased or shared with third parties, and the Company retains exclusive control over wallet address assignments and pool credentials.

(vi) All cryptocurrency miners used in and necessary for the conduct of the Company’s business are owned or rightfully possessed by, operated by and under the control of the Company. To the Knowledge of the Company, there has been no failure, breakdown or continued substandard performance of any such miners that has caused a material disruption or interruption in or to the use of such miners or the related operation of the business of the Company that has resulted in or would reasonably be expected to result in material liabilities to the Compony or any of its Subsidiaries.. The Company has taken commercially reasonable measures to protect the miners from Malicious Code, malware and other contaminants, hacks and other malicious external or internal threats; (b) ensure continuity of operations with adequate energy supply and minimal uptime required; and (c) provide for the remote-site back-up of data and information critical to the Company. The hashrate of the miners is commercially reasonable and consistent with the nameplate computing power expected from the mix of miners operated as of the date hereof. The Company’s use, provision, disclosure and transfer of miners and digital assets and related operations, activities and services, are conducted in compliance all applicable Laws, including all applicable financial services and anti-money laundering Laws, other than Laws that individually or taken as a whole would not have resulted in or would not reasonably be expected to result in material liabilities to the Compony or any of its Subsidiaries a Material Adverse Effect.

(y) Customers and Suppliers. The Company has not received any notice, and has no reason to believe, that any of its material customers or suppliers has ceased, or intends to cease after the transactions contemplated hereby, to terminate or materially reduce its relationship with the Company.

(z) Transactions with Affiliates and Employees. Except as set forth on Schedule 3.1(z), none of the officers, directors, or 5% beneficial owners of the Company or any Subsidiary and, to the Knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from providing for the borrowing of money from or lending of money to, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of the Company, any entity in which any officer, director, 5% beneficial owner or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner of (“Related Party Transactions”). Any Related Party Transactions reflect market terms and rates which would reasonably be expected to be obtained in an equivalent arms-length transaction with a third party, and were negotiated in good faith and on an arms-length basis.

(aa) Sarbanes-Oxley; Internal Accounting Controls. Except as disclosed in Schedule 3.1(aa) or in the SEC Reports, the Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof and as of the applicable Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries. All material weaknesses in the Company’s prior internal control over financial reporting have been remediated or are in the process of remediation pursuant to a plan set forth in the SEC Reports as of the date of this Agreement.

(bb) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiaries to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents other than the fee payable to the Placement Agent. The Investors shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(bb) that may be due in connection with the transactions contemplated by the Transaction Documents.

(cc) Trading Market Compliance. The issuance and sale of the Securities hereunder or any Underlying Shares pursuant to the Transaction Documents does not and will not contravene the rules and regulations of the Trading Market.

(dd) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities and the use of the proceeds therefrom, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company currently conducts and shall continue to conduct its business and that of its Subsidiaries in a manner so that neither the Company nor any of its Subsidiaries will become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(ee) Registration Rights. Other than the Investors, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiaries.

(ff) Listing and Maintenance Requirements. The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to the Company’s Knowledge is likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. Except as set forth on Schedule 3.1(ff), the Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Except as set forth on Schedule 3.1(ff), the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Common Stock is currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(gg) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s Charter Documents or the Laws of the Cayman Islands that is or could become applicable to the Investors as a result of the Investors and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and any Underlying Shares and the Investors’ ownership of the Securities and any Underlying Shares.

(hh) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Investors regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Investor makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(ii) No Integrated Offering. Assuming the accuracy of each Investor’s representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(jj) Solvency. Based on the consolidated financial condition of the Company as of the applicable Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no Knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from each Closing Date. Schedule 3.1 (jj) sets forth as of the date hereof all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. None of the Indebtedness is secured by any Lien or similar restrictions under applicable Laws. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(kk) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all applicable foreign, federal, regional, state and local income, franchise, value added and other tax returns, reports and declarations required by any jurisdiction to which it and each of its Subsidiaries is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(ll) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the Knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of FCPA or any applicable Laws of Hong Kong, Kazakhstan, the Cayman Islands or any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner which relate to bribery or political contributions.

(mm) Accountants. The Company’s accounting firm is set forth on Schedule 3.1(mm) of the Disclosure Schedules. Such accounting firm (i) is a public accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) as required by the Exchange Act and (ii) is currently expected to express its opinion with respect to the financial statements to be included in the Company’s annual report on Form 20-F for the fiscal year ending June 30, 2026. To the Company’s Knowledge, such accounting firm has not been subject to any disciplinary actions or other adverse Actions from the PCAOB or any Governmental Authority adversely impacting the ability of such accounting firm to conduct its audit and review and related accounting services for which it was engaged by the Company, nor does the Company have any Knowledge that the PCAOB or any Governmental Authority is conducting any investigation or inquiry, however termed, which may lead to disciplinary action against such accounting firm or which would otherwise limit or preclude the Company’s ability to continue to use such accounting firm in the future.

(nn) Seniority. As of the applicable Closing Date, other than as set forth on Schedule 3.1(nn), no Indebtedness or other claim against the Company is or will be senior to any of the Notes in right of payment, whether with respect to interest or upon liquidation or dissolution, or otherwise. As of the applicable Closing Date, neither the Company nor any Subsidiary has outstanding any secured Indebtedness or has otherwise granted any security interests on its assets in any jurisdiction, including without limitation Hong Kong, Kazakhstan, the Cayman Islands or any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner, except as disclosed in Schedule 3.1(nn).

(oo) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(pp) Acknowledgment Regarding Each Investor’s Purchase of Securities. The Company acknowledges and agrees that each Investor has been solicited separately by the Placement Agent and is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company acknowledges and agrees that it will not at a later date take the position that the Investors are acting as a group within the meaning of Rule 13d-5 under the Exchange Act. The Company further acknowledges that each Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Investor’s purchase of the Securities. The Company further represents to each Investor that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(qq) Acknowledgment Regarding each Investor’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company that: (i) each Investor has not been asked by the Company to agree, nor has the Investor agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term (other than in respect of Pre-Delivery Shares pursuant to Section 4.4(a) of the Notes), (ii) past or future open market or other transactions by each Investor, specifically including, “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) each Investor, and counter-parties in “derivative” transactions to which the Investor is a party, directly or indirectly, may presently have a “short” position in the Common Stock and (iv) each Investor shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) each Investor may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Underlying Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents. The Company further (A) represents and warrants and acknowledges and agrees that (i) to the Company’s Knowledge, each Investor is participating in the offering of Securities contemplated hereby separately and independently of the other Investor(s), (ii) to the Company’s Knowledge, none of the Investors have communicated directly with one another, and all communications by the Investors concerning the Transaction Documents and the transactions contemplated thereby and any matters related thereto were solely conducted separately and independently with the Placement Agent without the involvement or inclusion of any other Investor, and (iii) to the Company’s Knowledge, the Investors do not constitute a “group” as that term is used under Section 13(d) of the Exchange Act, and (B) covenants and agrees not to take a position to the contrary to the foregoing.

(rr) Regulation M Compliance. The Company has not, and to the Company’s Knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(ss) Stock Plans. Each stock option granted by the Company under the Company’s stock option plan or equity incentive plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP and applicable Law. No stock option granted under the Company’s stock option plan or equity incentive plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options or other equity securities or rights to equity securities including restricted stock units prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(tt) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s Knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(uu) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon the Investor’s request.

(vv) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ww) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder and all other applicable money laundering Laws including in Hong Kong, Kazakhstan, the Cayman Islands and any other jurisdiction in which the Company or any of its Subsidiaries operates or is present in any manner (collectively, the “Money Laundering Laws”), and no Action by or before any court, arbitrator or other Governmental Authority any involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company or any Subsidiary, threatened.

(xx) Other Covered Persons. Other than the Placement Agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

3.2 Representations and Warranties of the Investor. Each Investor, severally and not jointly, hereby represents and warrants as of the date hereof and as of the applicable Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Investor is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company, exempted company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by the Investor of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Investor. Each Transaction Document to which it is a party has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Investor, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable Law.

(b) Experience of the Investor. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(c) Access to Information. The Investor acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Investor acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided the Investor with any information or advice with respect to the Securities nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which the Investor agrees need not be provided to it. In connection with the issuance of the Securities to the Investor, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to the Investor.

(d) Nason Yeager. The law firm of Nason, Yeager, Gerson, Harris & Fumero, P.A. has represented the Lead Investor in connection with this Agreement and the Transaction documents and related investment. It has not represented any other Investor.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

Article IV

OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Free Trading. The Securities, the Pre-Delivery Shares and the Underlying Shares shall be issued pursuant to the Registration Statement, and a Prospectus Supplement thereto and be free of all restrictive legends. The Company shall pay all costs associated with any legal opinions or other documents requested or required by the Transfer Agent in connection with the preceding sentence.

(b) Without limiting the generality of the foregoing or any other provisions of the Transaction Documents, certificates evidencing the Underlying Shares (or other documentation or evidence of the Underlying Shares, including for issuances in book-entry form) shall not contain any legend: (i) while a Registration Statement covering the sale and issuance of such Underlying Shares is effective under the Securities Act, (ii) following any sale of such Underlying Shares pursuant to Rule 144, when available, or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC). For the avoidance of doubt the Company shall pay all costs associated with such opinions. If all or any portion of a Note is converted at a time when there is an effective Registration Statement to cover the sale and issuance of the Underlying Shares or an exemption from such registration is available, or if such Underlying Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information requirements of Rule 144(c) and without volume or manner of sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including Sections 4(a)(1) or 4(a)(7), judicial interpretations and pronouncements issued by the staff of the SEC including what is known as Section 4(a)(1½)) then such Underlying Shares shall be issued free of all legends. For avoidance of doubt, the Company agrees that after the requisite holding period to comply with Rule 144, the legend may be removed under Rule 144 of the Securities Act, assuming the holder satisfies the requirements of Rule 144. The Company agrees that at such time as such legend is not required, it will, no later than the earlier of (i) two Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by any Investor to the Company or the Transfer Agent of a certificate (or stock power if issued in book entry form) representing Underlying Shares, as applicable, issued without a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to the Investor a certificate representing such shares that is free from all restrictive and other legends (or provide evidence of such issuance in book entry form). The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Underlying Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by the Investor. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s Principal Market with respect to the Common Stock as in effect on the date of delivery of a certificate representing Underlying Shares, as applicable, issued with a restrictive legend. Certificates for the Underlying Shares subject to legend removal hereunder shall be transmitted by the transfer agent to the Investor by crediting the account of the Investor’s prime broker with the Depository Trust Company System as directed by the Investor. For avoidance of doubt, as of the date of this Agreement the Standard Settlement Period is one Trading Day.

(c) The Company acknowledges and agrees that any Investor may from time-to-time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Underlying Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Investor may transfer pledged or secured Underlying Shares to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the Investor’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of the Underlying Shares may reasonably request, including, if the Underlying Shares have been registered for sale and issuance pursuant to a Registration Statement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling shareholders thereunder.

(d) The Company acknowledges that if any Investor converts any Notes and if any Investor cashlessly exercises any Warrants, Section 3(a)(9) of the Securities Act shall apply and the holding period of the Conversion Shares or Warrant Shares issued as a result shall be the applicable Closing Date on which the applicable Notes and Warrants were issued. The Company covenants and agrees that it shall not challenge or take a position contrary to the preceding sentence.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Underlying Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against an Investor and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3 Intentionally omitted.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5 Conversion and Exercise Procedures. Each of the form of Notice of Exercise included in the Warrants and the form of Conversion Notice included in the Notes set forth the totality of the procedures required of an Investor in order to exercise any of the Warrants or convert any of the Notes. Without limiting the preceding sentences, no ink-original Notice of Exercise or Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise or Conversion Notice form be required in order for an Investor to exercise any of its Warrants or convert any of its Note. No additional legal opinion, other information or instructions shall be required of the Investor to exercise its Warrants or convert its Note. The Company shall honor exercises of the Warrants and conversions of the Notes and shall deliver Underlying Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms (which shall include the name of the Placement Agent) of the transactions contemplated hereby, (b) file a Current Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within the time required by the Exchange Act and the Securities Act, and (c) file a Prospectus Supplement with the SEC within the time required under the Securities Act and comply with all other requirements of the Securities Act in connection therewith and the transactions contemplated by the Transaction Documents. From and after the issuance of such press release, the Company represents and warrants to each Investor that it shall have publicly disclosed all material, non-public information delivered to the Investor by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Investors or any of their Affiliates on the other hand, shall terminate. The Company and each Investor shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor the Investor shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of the Investor, or without the prior consent of the Lead Investor, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by Law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the SEC or any regulatory agency or Trading Market, without the prior written consent of such Investor, except (a) as required by federal securities Law in connection with (i) the Registration Statement contemplated by this Agreement and any replacement or supplemental registration statement or other documents in connection herewith, and (ii) the filing of final Transaction Documents with the SEC and (b) to the extent such disclosure is required by Law or Principal Market Rules, in which case the Company shall provide such Investor with prior notice of such disclosure permitted under this clause (b).

4.7 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that an Investor is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that the Investor could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Investor.

4.8 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide each Investor or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto the Investor shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Investor shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, director, agents, employees or Affiliates delivers any material, non-public information to an Investor without the Investor’s consent, the Company hereby covenants and agrees that the Investor shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Investor shall remain subject to applicable Law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 6-K. The Company understands and confirms that each Investor shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.9 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital and general corporate purposes and shall not use such proceeds for any other purpose.

4.10 Indemnification of Investor. Subject to the provisions of this Section 4.10, the Company will indemnify and hold each Investor and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls the Investor (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Investor Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted by the Company or its affiliates or representatives or agents against the Investor Parties in any capacity, or any of them or their respective Affiliates, with respect to any of the transactions contemplated by the Transaction Documents (except to the extent such action is based upon a material breach of such Investor Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Investor Party may have with any such stockholder or any violations by such Investor Party of state or federal securities Laws or any conduct by such Investor Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Investor Party in respect of which indemnity may be sought pursuant to this Agreement, such Investor Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Investor Party. Any Investor Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Investor Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Investor Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Investor Party under this Agreement (y) for any settlement by the Investor Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Investor Party’s breach of any of the representations, warranties, covenants or agreements made by such Investor Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Investor Party against the Company or others and any liabilities the Company may be subject to pursuant to Law.

4.11 Reservation and Listing of Securities.

(a) The Company shall maintain a reserve of the Required Minimum from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date, the number of authorized but unissued (and otherwise unreserved) shares of Common Stock is less than the Required Minimum on such date, then the Board of Directors shall use commercially reasonable efforts to obtain the requisite shareholder approval required under Cayman Islands law to amend the Company’s Charter Documents to increase the number of authorized but unissued shares of Common Stock to at least the Required Minimum at such time, as soon as possible and in any event not later than the 75th day after such date.

(c) The Company shall, if applicable: (i) in the time and manner required by the Principal Market, prepare and file with such Principal Market an additional shares listing application covering a number of shares of Common Stock at least equal to the Required Minimum on the date of such application, (ii) take all steps necessary to cause such shares of Common Stock to be approved for listing or quotation on such Principal Market as soon as possible thereafter, (iii) provide to each Investor evidence of such listing or quotation and (iv) maintain the listing or quotation of such Common Stock on any date at least equal to the Required Minimum on such date on such Principal Market.

4.12 Participation in Future Financing.

(a) From the date hereof until the date that is 18-months after the date of this Agreement, upon any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents for cash consideration, Indebtedness or a combination of units thereof (a “Subsequent Financing”), the Investors shall have the right to participate in the Subsequent Financing up to an aggregate amount equal to 25% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing.

(b) At least 10 Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to each Investor a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask the Investor if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”). Upon the request of an Investor, and only upon a request by an Investor, for a Subsequent Financing Notice, the Company shall promptly, but no later than one Trading Day after such request, deliver a Subsequent Financing Notice to such Investor. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(c) Each Investor desiring to participate in such Subsequent Financing must provide written notice to the Company by not later than 5:30 p.m. (New York, N.Y. time) on the fifth Trading Day after all of the Investors have received the Pre-Notice that the Investor is willing to participate in the Subsequent Financing, the amount of the Investor’s participation, and representing and warranting that such Investor has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no such notice from any Investor as of such fifth Trading Day, the Investors shall be deemed to have notified the Company that it does not elect to participate.

(d) If by 5:30 p.m. (New York, N.Y. time) on the fifth Trading Day after each Investor has received the Pre-Notice, notification by an Investor of its willingness to participate in the Subsequent Financing (or to cause its designees to participate) has been provided, then the Company may effect the remaining portion of such Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice.

(e) If by 5:30 p.m. (New York, N.Y. time) on the fifth Trading Day after the Investors have received the Pre-Notice, the Company receives responses to a Subsequent Financing Notice from one or more Investors seeking to purchase more than the aggregate amount of the Participation Maximum, each such Investor shall have the right to purchase up to its Pro Rata Portion of the Participation Maximum. “Pro Rata Portion” means the ratio of (x) the Subscription Amount of Securities purchased pursuant to this Agreement by an Investor participating under this Section 4.12 and (y) the sum of the aggregate Subscription Amounts of Securities purchased pursuant to this Agreement by all Investors participating under this Section 4.12.

(f) The Company must provide each Investor with a second Subsequent Financing Notice, and each Investor will again have the right of participation set forth above in this Section 4.12, if the Subsequent Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within 30 Trading Days after the date of the initial Subsequent Financing Notice.

(g) The Company and each Investor agree that if any Investor elects to participate in the Subsequent Financing, the transaction documents related to the Subsequent Financing shall not include any term or provision that, directly or indirectly, will, or is intended to, exclude one or more of the Investors from participating in a Subsequent Financing, including, but not limited to, provisions whereby any Investor shall be required to agree to any restrictions on trading as to any securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of each such Investor.

(h) Notwithstanding anything to the contrary in this Section 4.12 and unless otherwise agreed to by each Investor, the Company shall either confirm in writing to each Investor that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Financing, in either case in such a manner such that each Investor will not be in possession of any material, non-public information, by the 10th Business Day following delivery of the Subsequent Financing Notice. If by such 10th Business Day, no public disclosure regarding a transaction with respect to the Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by each Investor, such transaction shall be deemed to have been abandoned and each Investor shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

(i) This Section 4.12 shall not apply in respect of an Exempt Issuance.

4.13 Subsequent Equity Sales.

(a) From the date hereof until such time as no Investor holds any of the Securities, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means any transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock where the future issuance of Common Stock at a price may vary including but not limited to (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit or an at-the-market offering, whereby the Company may issue securities at a future determined price. Each Investor shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(b) While any Note is outstanding, if the Company issues any equity option, warrant or similar instrument which contains an “alternative cashless exercise” provision that provides for the exercise of such security without payment of the exercise price in cash and does not require the security to be “in the money,” each Investor shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

4.14 Pre-Delivery Shares.

(a) Purchase Right. With respect to each Investor, during the period beginning on the date on which the applicable Investor’s Note is no longer outstanding following the final Closing under this Agreement, and ending on the date that is six-months after such date (as applicable, the “Purchase Right Period”), such Investor will have the right, but not the obligation, to purchase all or any portion or portions of its Pre-Delivery Shares at a price per share equal to 90% of the average of the daily VWAPs for the 10 Trading Days immediately preceding such purchase. This right and the Underlying Shares shall be subject to the Beneficial Ownership Limitation. The Purchaser hereby covenants and agrees that if the Purchaser holds any Pre-Delivery Shares after the end of the Purchase Right Period which have not been purchased pursuant to the Transaction Documents, such remaining Pre-Delivery Shares shall be deemed surrendered and cancelled by the Purchaser on such date.

(b) Registration of Pre-Delivery Shares. The Company shall register and maintain the registration of the Purchaser’s resale of any Pre-Delivery Shares issued or issuable pursuant to the Transaction Documents (including pursuant to the provisions of Section 4.4 of the Notes) on the Registration Statement or a replacement or successor registration statement and in accordance with the other provisions of this Agreement and the Notes and the Warrants. All Pre-Delivery Shares shall be issued as freely tradable shares of Common Stock and shall not bear or otherwise be subject to any restrictive or trading legends or restrictions.

(c) Note and Warrant Provisions. The Pre-Delivery Shares shall be subject to the provisions of the Notes and Warrants, as applicable, including Section 4.4 of the Notes and Section 5(b) of the Warrants, which provisions are incorporated herein by reference and which provisions shall survive the termination or expiration of the applicable Note until the end of the Purchase Right Period.

(d) Pre-Delivery Shares Held In Abeyance. For the avoidance of doubt, notwithstanding anything herein to the contrary, Pre-Delivery Shares shall not be issued under this Agreement or otherwise, and the Investor shall not be deemed to have the right to vote or dispose of any Pre-Delivery Shares or to beneficially own the Pre-Delivery Shares, to the extent such event would result in the Beneficial Ownership Limitation being exceeded, and in such case any such Excess Shares (as such term is defined in the Notes) shall be held in abeyance for the benefit of the Investor until such time or times, if ever, as such issuance and the Investor’s right thereto would not result in the Investor and its Affiliates exceeding the Beneficial Ownership Limitation, at which time or times the Company shall issue such Excess Shares to the Investor subject to and in accordance with this Agreement and the applicable Note or Warrant.

4.15 Blue Sky Filings. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Investor at each Closing under applicable securities or “blue sky” Laws of the states of the United States and shall provide evidence of such actions promptly upon request of any Investor.

4.16 Capital Changes. From the date hereof until such time as no Investor holds any of the Notes, the Company shall not undertake a reverse or forward stock split or reclassification of the Common Stock without the prior written consent of the Required Holders; provided, that the foregoing restriction will not apply to the reflection on the records of the Depository Trust Company and in the trading of the Common Stock on the Principal Market of the 2026 Reverse Split. As soon as practicable following the First Tranche Closing, the Company shall use its reasonable best efforts, and otherwise in accordance with the applicable requirements of Cayman Islands law, to (x) obtain requisite shareholder approval (supported by a director’s solvency statement, where required) for (i) an additional reverse share split within a pre-approved range to be determined at the discretion of the Board of Directors for purposes of maintaining compliance with the minimum bid price requirements of the Principal Market (a “Pre-Approved Reverse Split”), and (ii) a reduction of capital (supported by a director’s solvency statement in accordance with the applicable requirements under Cayman Islands law) to reduce the par value of the Common Stock and the Class B Ordinary Shares of the Company to $0.0025 per share (the “Par Value Reduction”), and (y) subject to receipt of the requisite shareholder approval in this Section 4.16(x)(ii) and as otherwise required under Cayman Islands law, file and cause the Par Value Reduction to become effective as soon as reasonably practicable and in any event in accordance with, and within the time periods required under, the Companies Act (as revised) of the Cayman Islands. After the Par Value Reduction is filed and effective, the Company covenants and agrees, as long as any Warrants are outstanding, not to increase the par value of its Common Stock (except as otherwise contemplated by this Section 4.16). In addition, in the event that either (i) the Company’s stock price closes below $3.00 per share for five consecutive Trading Days, or (ii) the Company’s stock price on any Trading Day closes at below $2.00 (in either case during and in reference to regular trading hours), then the Company shall immediately implement a Pre-Approved Reverse Split, and use its best efforts to cause such Pre-Approved Reverse Split to be effected and reflected on the records of the Depository Trust Company and the Principal Market prior to the commencement of any delisting procedures in accordance with Principal Market Rules, and in any event within 15 Trading Days of either such event.

4.17 Maintenance of DTC Eligibility. The Company agrees to maintain the eligibility of the Common Stock for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.18 Compliance With Negative Covenants. The Company agrees that it shall not take any action to or cause any of its Subsidiaries to breach the negative covenants contained in the Notes, the Guarantee Agreement and any other Transaction Documents.

4.19 Intentionally omitted.

4.20. Lead Investor Appointment for Guarantee Agreement.

(a) Each Investor hereby (a) appoints [ ], as the Lead Investor under the Guarantee Agreement, and (b) authorizes the Lead Investor (and its officers, directors, employees and agents) to take such action on such Investors’ behalf in accordance with the terms thereof.  The Lead Investor shall not have, by reason hereof, or pursuant to the Transaction Documents or otherwise, a fiduciary relationship in respect of any Investor.  Neither the Lead Investor nor any of its officers, directors, employees and agents shall have any liability to any Investor for any action taken or omitted to be taken in connection hereof or the Transaction Documents except to the extent caused by its own gross negligence or willful misconduct, and each Investor agrees to defend, protect, indemnify and hold harmless the Lead Investor and all of its officers, directors, employees and agents (collectively, the “Lead Investor Indemnitees”) from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by such Lead Investor Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Lead Investor Indemnitee of the duties and obligations of Lead Investor pursuant to the Transaction Documents.

(b) The Lead Investor shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Transaction Documents and its duties thereunder, upon advice of counsel selected by it.

(c) The Lead Investor may resign from the performance of all its functions and duties under the Transaction Documents at any time by giving at least ten Trading Days prior written notice to the Company and each Investor. Such resignation shall take effect upon the acceptance by a successor Lead Investor of appointment as provided below. Upon any such notice of resignation, the Required Holders shall appoint a successor Lead Investor. Upon the acceptance of the appointment as Lead Investor, such successor Lead Investor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Lead Investor, and the retiring Lead Investor shall be discharged from its duties and obligations as Lead Investor under the Transaction Documents, as applicable.  After any Lead Investor’s resignation, the provisions of this Section 4.20 shall inure to its benefit.  If a successor Lead Investor shall not have been so appointed within said 10 Trading Day period, the retiring Lead Investor shall then appoint a successor Lead Investor who shall serve until such time, if any, as the Required Holders appoints a successor Lead Investor as provided above.

(d) The Company hereby covenants and agrees to take all actions as promptly as practicable as reasonably requested by either the Required Holders or the Lead Investor (or its successor), from time to time pursuant to the terms of this Section 4.20, to secure a successor Lead Investor satisfactory to such requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all fees of such successor Lead Investor, by having the Company agree to indemnify any successor Lead Investor and by each Subsidiary of the Company executing a guarantee agreement or similar agreement and/or any amendments to such agreements reasonably requested or required by the successor Lead Investor.

Article V

MISCELLANEOUS

5.1 Termination. This Agreement may be terminated by the Company or an Investor, as to such Investor’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and any other Investor, by written notice to the other parties, if the First Tranche Closing has not been consummated on or before the fifth Trading Day following the date hereof, provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2 Fees and Expenses. At each Closing, the Company has agreed to reimburse the Lead Investor for its legal fees and expenses, $20,000 of which has been paid prior to the First Tranche Closing. The Company shall deliver to each Investor, prior to each Closing, a completed and executed copy of the closing statement reasonably satisfactory to the Lead Investor. The Company shall also pay the Investor for its legal fees in connection with the review of any replacement Registration Statement or Prospectus Supplement including each amendment. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by any Investor), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Investor and costs necessary to provide the Investor with a lien on all of the assets of the Company.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York, N.Y. time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York, N.Y. time) on any Trading Day, (c) the second Trading Day following the date of delivery to the carrier, if sent by Federal Express or other U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto, except to the extent a new address has been provided by notice under this Section 5.4.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and each Investor or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Investor and holder of Securities and the Company. Such amendment provision shall not be construed to mean that the Beneficial Ownership Limitation, as applicable, set forth in the Notes and the Warrants may be amended.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Investor (other than by merger). Any Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the Investor.

5.8 No Third-Party Beneficiaries. The Placement Agent shall be the third-party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of each Investor in Section 3.2. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10 and this Section 5.8.

5.9 Governing Law; Exclusive and Jurisdiction; Attorneys’ Fees, Costs, and Expenses.

(a) Governing Law. The Transaction Documents and all disputes, claims, defenses, liabilities, obligations, rights, and remedies, whether based on contract, statute, tort, or otherwise, and all other matters arising out of, in connection with, or relating in any way to (i) the Transaction Documents or any of them, (ii) the transactions contemplated by the Transaction Documents or any of them, or (iii) any matters in connection therewith, shall be governed, controlled, and determined by the internal Laws of the Cayman Islands, without regard to conflicts of Law principles or considerations. Without limiting the generality of the foregoing, the Transaction Documents and each of them shall be governed by, construed, defined by, and enforced in accordance with the internal Laws of the Cayman Islands, without regard to conflict of law principles or considerations. Further, and without limitation, the internal Laws of the Cayman Islands, without regard to conflict of law principles or considerations shall govern and apply to all matters regarding the interpretation, validity, enforcement, or enforceability of the Transaction Documents and the transactions contemplated by this Agreement and any other Transaction Documents. For the purposes of this provision, the Transaction Documents shall be deemed to have been entered into in the Cayman Islands.

(b) Exclusive Jurisdiction: Any Action arising in whole or in part out of, in connection with, or relating in any way to (i) the Transaction Documents or any of them, (ii) the transactions contemplated by the Transaction Documents or any of them, or (iii) any matters in connection therewith, or any Action in which the dispute, or any claims or defenses asserted, or which could by asserted in such Action, are within the scope of the governing law provision above (the “Exclusive Action(s)”). The Exclusive Action(s) shall be commenced exclusively in the courts located in George Town, Cayman Islands. Each party hereby irrevocably submits and consents to the exclusive jurisdiction of the courts located in George Town, Cayman Islands for the adjudication of the Exclusive Action(s), and hereby irrevocably waives, and agrees not to assert in any Exclusive Action(s) brought or maintained in the courts located in George Town, Cayman Islands (i) any claim that it is not personally subject to the jurisdiction of such court, (ii) that such Action was brought in an improper or inconvenient venue, or (iii) that the Action should be dismissed or transferred to another court or venue. Each party hereby irrevocably waives personal service of process for such Exclusive Action(s) and consents to process being served in any such Exclusive Action(s) as provided in Section 5.4. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by Law.

(c) Application of Governing Law and Exclusive Jurisdiction to Related Parties. The governing law and exclusive jurisdiction provisions herein shall apply, whether the Action is brought by or against a party hereto, or by or against such party’s respective affiliates, parents, subsidiaries, directors, officers, shareholders, partners, managers, members, trustees, beneficiaries, owners, employees, contractors, representatives, attorneys, accountants, insurers, or agents.

5.10 Attorneys’ Fees, Costs, and Expenses. In any Action in which a party seeks to enforce any provision of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.10, the prevailing party in such Action shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and litigation of such Action.

5.11 Survival. The representations and warranties contained herein shall survive each Closing and the delivery of the Securities.

5.12 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” or other electronic format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

5.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.14 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Investor exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Investor may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that, in the case of a rescission of a conversion of a Note or exercise of a Warrant, the Investor shall be required to return any shares of Common Stock subject to any such rescinded conversion or exercise notice concurrently with the return to the Investor of the aggregate exercise price paid to the Company or Conversion Price for such shares to the Principal Amount of the Note and the restoration of the Investor’s right to acquire such shares pursuant to the Investor’s Note and Warrant (including, issuance of a replacement note or warrant certificate evidencing such restored right).

5.15 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of an affidavit or similar evidence reasonably satisfactory to the Company of such loss, theft or destruction. The Investor or other Person who is an applicant for a new certificate or instrument under such circumstances shall not be required to pay any third-party costs (including indemnity) associated with the issuance of such replacement Securities.

5.16 Remedies. In addition to being entitled to exercise all rights provided herein or granted by Law, including recovery of damages, each of the Company and each Investor will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at Law would be adequate.

5.17 Payment Set Aside. To the extent that the Company makes a payment or payments to any Investor pursuant to any Transaction Document or the Investor enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any Law (including, without limitation, any bankruptcy Law, state or federal Law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.18 Usury. To the extent it may lawfully do so, the Company hereby agrees not to insist upon or plead or in any manner whatsoever claim, and will resist any and all efforts to be compelled to take the benefit or advantage of, usury Laws wherever enacted, now or at any time hereafter in force, in connection with any Action that may be brought by an Investor in order to enforce any right or remedy under any Transaction Document. In furtherance of this agreement and covenant, the Company shall not take any position that any Laws of any state of the United States relating to usury are applicable. Notwithstanding any provision to the contrary contained in any Transaction Document, it is expressly agreed and provided that the total liability of the Company under the Transaction Documents for payments in the nature of interest shall not exceed the maximum lawful rate authorized under applicable Law (the “Maximum Rate”), and, without limiting the foregoing, in no event shall any rate of interest or default interest, or both of them, when aggregated with any other sums in the nature of interest that the Company may be obligated to pay under the Transaction Documents exceed such Maximum Rate. It is agreed that if the maximum contract rate of interest allowed by Law and applicable to the Transaction Documents is increased or decreased by statute or any official governmental action subsequent to the date hereof, the new maximum contract rate of interest allowed by Law will be the Maximum Rate applicable to the Transaction Documents from the effective date thereof forward, unless such application is precluded by applicable Law. If under any circumstances whatsoever, interest in excess of the Maximum Rate is paid by the Company to an Investor with respect to indebtedness evidenced by the Transaction Documents, such excess shall be applied by the Investor to the unpaid principal balance of any such indebtedness or be refunded to the Company, the manner of handling such excess to be at the Investor’s election.

5.19 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.20 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken, or such right may be exercised on the next succeeding Business Day.

5.21 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and shares of Common Stock in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement.

5.22 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY

5.23 Nason Yeager. Each Investor acknowledges that: Nason Yeager represents the Lead Investor. Each Investor acknowledges and agrees that (a) it has been informed that Nason Yeager represents only the Lead Investor in this matter, (b) Nason Yeager has not provided and will not provide legal or other advice to any other Investors, (c) the other Investors are not relying on, and shall not rely on Nason Yeager or any oral or written statements of any Nason Yeager attorneys or other employees for legal advice or for any assurance regarding the accuracy or completeness of any information provided in connection with this Agreement or the transactions contemplated hereby, (d) Nason Yeager does not owe any duty or fiduciary duty including the duties of loyalty or care, to any other Investor except the Lead Investor , and (e) it has had the opportunity to seek, and has been advised to seek, the advice of independent counsel of its choosing with respect to this Agreement and the transactions contemplated hereby. Each Investor further acknowledges and agrees that, to the extent Nason Yeager becomes aware of information in the course of representing the Lead Investor, it shall have no obligation to disclose such information to any other Party, and such information may be subject to the attorney-client privilege and/or duties of confidentiality owed to the Lead Investor. Notwithstanding the foregoing, nothing in this Section 5.23 shall relieve Nason Yeager from disclosure obligations imposed by applicable Law, court order, or rules of professional conduct.

(Signature Pages Follow)

In Witness Whereof, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Zeta Network Group

By:
Name:	Samantha Huang
Title:	Chief Executive Officer

Address for Notice: 14 Wall Street, 20th Floor, New York, NY 10005

Attn: Samantha Huang
Email: samantha@thezetanetwork.com

With a copy to (which shall not constitute notice):

Attn: Henry Yin
Email: henry.yin@loeb.com

[Remainder of Page Intentionally Left Blank
Signature Page for Investor Follows]

Signature Page to Securities Purchase Agreement

In Witness Whereof, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name of Investor:

[                           ]

Signature of Authorized Signatory of Investor: __________________________________

Name of Authorized Signatory: David Feldman

Title of Authorized Signatory: Portfolio Manager

Email Address of Authorized Signatory: _____________________________________________

Address for Notice to Investor:

______________________________________________________________________________

Address for Delivery of Securities to Investor (if not same as address for notice):

______________________________________________________________________________

First Tranche Subscription Amount: $2,700,000

Principal Amount of First Tranche Note: $3,000,000

Second Tranche Subscription Amount: $1,800,000

Principal Amount of Second Tranche Note: $2,000,000

Initial Beneficial Ownership Limitation (Note):

[   ] 4.99% [x] 9.99% [   ] Other (insert percentage): ____%

Initial Beneficial Ownership Limitation (Warrant):

[   ] 4.99% [x] 9.99% [   ] Other (insert percentage): ____%

Beneficial Ownership Limitation (Pre-Delivery Shares):

[   ] 4.99% [x] 9.99% [   ] Other (insert percentage): ____%

EIN Number:

Wire Instructions to Investor for Interest Payments or Note Repayment:

Bank Name: ______________________________________________________________________________

Routing No.: ______________________________________________________________________________

Account No: ______________________________________________________________________________

SWIFT:

Bank Address: ______________________________________________________________________________

Phone Number: ______________________________________________________________________________3

[Investor Signature Page to Securities Purchase Agreement]

In Witness Whereof, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name of Investor:

[                           ]

________________________________

Signature of Authorized Signatory of Investor: __________________________________

Name of Authorized Signatory: ___________________________________________

Title of Authorized Signatory: _______________________________________________

Email Address of Authorized Signatory: _____________________________________________

Address for Notice to Investor:

______________________________________________________________________________

Address for Delivery of Securities to Investor (if not same as address for notice):

______________________________________________________________________________

First Tranche Subscription Amount: $2,025,000

Principal Amount of First Tranche Note: $2,250,000

Second Tranche Subscription Amount: $1,350,000

Principal Amount of Second Tranche Note: $1,500,000

Initial Beneficial Ownership Limitation (Note):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

Initial Beneficial Ownership Limitation (Warrant/):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

Beneficial Ownership Limitation (Pre-Delivery Shares):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

EIN Number: ______________________________________________________________________________

Wire Instructions to Investor for Interest Payments or Note Repayment:

Bank Name: ______________________________________________________________________________

Routing No.: ______________________________________________________________________________

Account No: ______________________________________________________________________________

SWIFT:

Bank Address: ______________________________________________________________________________

Phone Number: ______________________________________________________________________________

[Investor Signature Page to Securities Purchase Agreement]

In Witness Whereof, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name of Investor:

[                           ]

________________________________

Signature of Authorized Signatory of Investor: __________________________________

Name of Authorized Signatory: ___________________________________________

Title of Authorized Signatory: _______________________________________________

Email Address of Authorized Signatory: _____________________________________________

Address for Notice to Investor:

______________________________________________________________________________

Address for Delivery of Securities to Investor (if not same as address for notice):

______________________________________________________________________________

First Tranche Subscription Amount: $675,000

Principal Amount of First Tranche Note: $750,000

Second Tranche Subscription Amount: $400,000

Principal Amount of Second Tranche Note: $500,000

Initial Beneficial Ownership Limitation (Note):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

Initial Beneficial Ownership Limitation (Warrant/):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

Beneficial Ownership Limitation (Pre-Delivery Shares):

[ ] 4.99% [ ] 9.99% [ ] Other (insert percentage): ____%

EIN Number: ______________________________________________________________________________

Wire Instructions to Investor for Interest Payments or Note Repayment:

Bank Name: ______________________________________________________________________________

Routing No.: ______________________________________________________________________________

Account No: ______________________________________________________________________________

SWIFT:

Bank Address: ______________________________________________________________________________

Phone Number: ______________________________________________________________________________

[Investor Signature Page to Securities Purchase Agreement]

Schedule 1.1

Lead Investor

XXX